Microsoft Corporation	Tel 425 882 8080
One Microsoft Way	Fax 425 936 7329
Redmond, WA 98052-6399	www.microsoft.com

December 20, 2017

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Microsoft Corporation
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed August 2, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed October 26, 2017
File No. 001-37845

Dear Mr. Krikorian,

This letter responds to your comments communicated to us in your letter dated December 14, 2017. Following are responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2017

General

1.

You told us in your letter dated October 15, 2014 that you provided certain software and services to Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, joint ventures, customers or other direct or indirect arrangements, since your referenced letter. You should describe any products, software, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:

We do not conduct business in Sudan or Syria, or any other country identified as a state sponsor of terrorism and subject to U.S. economic sanctions and/or Office of Foreign Asset Controls (“OFAC”) export controls, except in accordance with U.S. export authorization or other applicable law. We have no employees in Sudan or Syria. We have not had any agreements, arrangements, or other contacts with the governments of Syria or Sudan or entities they control in the relevant time period. The following is a description of contacts we have had with Sudan or Syria:

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 www.microsoft.com

●	Microsoft software products and services

We hold a validated export license from the U.S. Department of Commerce for sales in Syria of up to $3,872,385 between August 2016 and August 2018. This license allows us to sell commercial off-the-shelf software for telecommunications equipment and associated software. To date, we have sold approximately $330,000 in software under that license to a Lebanon-based systems integrator performing work for a telecommunications company in Syria. We may make additional sales under this license but not more than the permitted amount.

●	Skype

We offer Skype (free and paid) in Sudan and Syria through a foreign subsidiary, as permitted by applicable law. Revenue in the relevant time period associated with paid Skype in Sudan and Syria was approximately $110,000 and $80,000, respectively. We have extensive policies and practices to comply with U.S. trade policy and applicable laws and regulations. We also screen Skype users worldwide, including in Sudan and Syria, against the OFAC Specially Designated Nationals and Blocked Parties list and other denied parties lists maintained by the U.S. government.

●	LinkedIn

LinkedIn allows individuals around the world, including in Sudan and Syria, to access and use its free, publicly available social networking services, including company profiles. LinkedIn utilizes applicable exemptions to provide these services. We do not offer paid LinkedIn services in Syria. We did not permit paid services involving Sudan prior to the termination of relevant U.S. sanctions on October 12, 2017. To date, we are aware of only one paid transaction relating to Sudan after that date, involving the use of a template by a non-Sudanese user to create a listing for a Sudanese affiliate. We anticipate the potential for similar paid transactions involving users in Sudan in the future, as they are not prohibited by U.S. law, but otherwise we do not anticipate any change in our contacts with Syria and Sudan with respect to LinkedIn.

Except to the extent specifically described above, we do not anticipate any change in our contacts with Syria and Sudan.

This response addresses the time period beginning October 15, 2014, except the response regarding LinkedIn, which dates from December 8, 2016, the date we acquired LinkedIn. This response covers Microsoft as well as its subsidiaries and joint ventures. While we do not know everything third parties do, we have no information indicating that our customers or other parties are directly or indirectly creating contacts between Microsoft and Syria or Sudan.

Considering the scope, nature, and purposes of the contacts described above, we do not believe such contacts are quantitatively or qualitatively material to our investors. We have extensive policies and practices to comply with U.S. trade policy and applicable laws and regulations. Products and services available in Sudan and Syria are consistent with U.S. foreign policy objectives. We are not aware of any concern raised by our shareholders about these transactions.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 www.microsoft.com

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Financial Statements (Unaudited)

Note 1 – Accounting Policies

Revenue

Revenue Recognition, page 8

2.

Please help us better understand how and when you are recognizing revenue from Office 365. In this regard, please provide us with a specific and comprehensive analysis of how you concluded that the desktop applications and the cloud services are not distinct. Please clarify if customers take possession of the software license. In addition, please clarify your consideration of upgrades and technical support. Finally, we note your disclosure that revenue is recognized over time. Please tell us the method used and why such method provides a faithful depiction of the transfer of services. Separately discuss your considerations of consumer and commercial offerings, as applicable. Reference ASC 606-10-25-19 through 25-21, 606-10-50-12 and 606-10-50-18.

Response:

Office 365 (“O365”) is a cloud-based subscription service that brings together our unique applications with our powerful cloud services and lets customers create and collaborate anywhere on any device. There are various O365 plans for customers to choose from based on their individual needs, with the goal of providing unique functionality with continued integration of software and innovative services to provide the total customer experience.

O365 plans can include different combinations of on-premises software licenses for desktop applications (where customers can take possession of the software) and cloud services (which allow customers to use our hosted software services). The plans that include the combined desktop applications and cloud services enable the full functionality of O365. Certain O365 plans are comprised entirely of cloud services with revenue recognized ratably over the contract period as the cloud services are provided. Other plans include desktop applications that are accessible over the contract period in addition to cloud services.

To account for the desktop applications and cloud services as distinct performance obligations under ASC 606-10-25-19, the goods and services must be capable of being distinct, and distinct within the context of the contract. The intent is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or to transfer a combined performance obligation.

ASC 606-10-25-21 includes several factors that indicate two or more goods or services in a contract may not be separately identifiable, though there may be other factors an entity could consider, as acknowledged in BC29 of ASU 2016-10. When evaluating whether the desktop applications and cloud services are distinct in the context of the contract we also considered the Basis for Conclusions paragraphs in ASU 2016-10 to understand the Financial Accounting Standards Boards’ intent:

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 www.microsoft.com

BC29 of FASB ASU 2016-10:

“…The inputs to a combined item (or items) concept might be further explained, in many cases, as those in which an entity’s promise to transfer the promised goods or services results in a combined item (or items) that is greater than (or substantively different from) the sum of those promised (component) goods and services.”

BC32 of FASB ASU 2016-10:

“…Therefore, the entity should evaluate whether two or more promised goods or services (for example, a delivered item and an undelivered item) each significantly affect the other (and, therefore, are highly interrelated or highly interdependent) in the contract. The entity should not merely evaluate whether one item, by its nature, depends on the other (for example, an undelivered item that would never be obtained by a customer absent the presence of the delivered item in the contract or the customer having obtained that item in a different contract).”

BC33(b) of FASB ASU 2016-10:

“…Therefore, utility also is relevant in evaluating whether two or more promises in a contract are separately identifiable because even if two or more goods or services are capable of being distinct because the customer can derive some measure of economic benefit from each one, the customer’s ability to derive its intended benefit from the contract may depend on the entity transferring each of those goods or services.”

In evaluating whether the desktop applications and cloud services are distinct in the context of the contract we also looked to AICPA Software Revenue Recognition Issue #14-1: Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements (i.e., Hosting, Software-as-a-Service and Hybrid Software/SAAS), specifically paragraph 16(b):

“A portion of the hosted functionality is available from other vendors, but the entity provides significant additional utility from the manner in which it integrates the software with its own hosted functionality. For example, the online storage and sharing is integrated with the on-premise software in such a manner that the customer gains capabilities or workflow efficiencies that would not be available when using another vendor’s hosted services. In such circumstances the on-premise software is capable of being distinct, but the customer obtains a significant functional benefit by purchasing the complete hybrid offering from the entity. This may indicate that the software license and hosting service are interrelated to each other, and are not distinct within the context of the contract.”

While we concluded our desktop applications and cloud services are each capable of being distinct because customers can derive some level of benefit and use from the applications and cloud services separately, we concluded they are not distinct within the context of the contract as they are highly integrated, interdependent, and interrelated as described under ASC 606-10-25-21(a) and (c).

Our conclusions are based on an extensive evaluation of the specific functionalities and experiences customers receive. While we continue to sell our desktop applications individually, many customers are electing to pay a premium and migrate to O365 because of the significant benefits realized from using a

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 www.microsoft.com

cloud or hybrid-cloud platform. Customers that do not value the integration with cloud services that comes with O365 typically purchase the on-premises Office desktop applications. Therefore, it is likely that customers purchasing O365 do so because of the integration and additional functionality that is enabled with the combined desktop applications and cloud services and the value that they receive continuously over the contract period. We provide a significant service of integrating our desktop applications and cloud services, which allows customers to utilize additional features and benefits within our desktop applications using our cloud services that cannot be obtained using our desktop applications with third-party cloud storage. For example, the integration of desktop applications and cloud services enables customers to easily move between desktop and online applications and across devices. Users can access online versions of Word, Excel, PowerPoint, and OneNote for basic document capabilities, or seamlessly transition to the Office 2016 desktop applications powered by the cloud services to enable real-time collaboration.

The core value proposition of O365 is the interaction of the desktop applications and cloud services. The following are examples of desktop applications and cloud services being delivered and integrated together, with ongoing interaction between the desktop applications and cloud services to provide unique functionality:

●

Co-authoring in desktop applications, such as Word, Excel, PowerPoint, and OneNote, for documents that are saved on our cloud services, including OneDrive, OneDrive for Business, or SharePoint Online. Co-authoring offers real-time typing in Word which allows people to see where others are typing and view their edits as they make them.

●

OneDrive for Business provides 1 TB of storage for each user for mobile access to their documents. Files can be shared inside and outside the user’s organization, with the ability to control who can see and edit each file, while easily syncing files with PCs/Macs and other devices.

●

Simplified sharing in desktop applications which allows people to quickly and easily invite others to review or edit a document shared on the cloud. The sharing pane also makes it possible to see who has access to a document, see who is currently working in the document, and instant message or call someone through the Skype for Business integration in these applications.

●	Skype for Business broadcast allows users to reach up to 10,000 attendees for large meetings. The attendees can dial-in from any browser or device.

●

Improved version history which allows people to return to earlier drafts of documents created in either the desktop or online applications that are stored on OneDrive for Business or SharePoint Online.

●

In the desktop application OneNote people can share notebooks, providing a centralized place to share all project information including photos, videos, drawings, typed or hand-written notes, screen clippings, and web pages. People can work together in the same notebook and OneNote will sync their changes.

We believe evaluating the marketing focus of an offering provides a valuable indicator of what customers understand they are purchasing: a solution or individual components. In example 10, Case C of ASC 606 (antivirus software example), the conclusion is that the software and updates “are not separately identifiable because the license and the updates are, in effect, inputs to a combined item (anti-virus protection) in the contract. Consequently, the license and updates fulfill a single promise to the customer in the contract (a promise to provide protection from computer viruses.)”

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 www.microsoft.com

The value proposition to the customer, supported by how we market O365, focuses primarily on promising unique functionality, and does not specifically focus on the underlying components used to deliver the functionality. For example, the experience of co-authoring is marketed as: “Co-authoring offers real-time typing in Word which allows people to see where others are typing and view their edits as they make them.” The primary focus is not the delivery of Word and OneDrive separately, but on the experiences of how they work together.

The below marketing and associated customer expectations indicate that the desktop applications and cloud services are highly integrated and intended to be transferred as a combined solution rather than individual components:

●	Anytime, anywhere access to information.

●	Corporate memory and knowledge no longer “lost” on local computers or various systems.

●	Ease of collaborative working for employees in the field.

●	Informal communication capabilities making people feel connected.

●	Ability to see concerns among users through social features.

●	Improved compliance tracking through usage monitoring.

●	Improved understanding of which offerings are being most used by employees.

After considering the nature of the goods and services included in O365, as well as the customer’s expectations, we have determined the desktop applications and cloud services are not distinct in the context of the contract (ASC 606-10-25-19(b)) and should be accounted for as a single performance obligation. The value to the customer in O365 is derived from the high level of integration of the desktop applications and cloud services, which is not available with the on-premises Office desktop applications or a collection of third-party services. The level of interaction and interdependence between the desktop applications and cloud services results in an offering that is greater than the sum of the component goods and services and therefore they are highly interrelated (ASC 606-10-25-21(c)).

Alternative View

We considered the alternative of accounting for the desktop applications and cloud services as two separate performance obligations. In particular, standalone functionality and licenses exist for desktop applications and a portion of the cloud services, specifically Office and OneDrive.

We ultimately dismissed this view given the interdependence of the desktop applications and cloud services, and the premium customers are willing to pay for the innovative and unique additional functionality and productivity that is unlocked with the integrated desktop applications and cloud services. Significant judgment was involved in the analysis of the facts and circumstances, which ultimately caused us to conclude the O365 service was not distinct in the context of the contract, as discussed above.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 www.microsoft.com

Consideration of commercial and consumer offerings

The specific features and services included in O365 vary. Commercial O365 subscriptions, which are provided to entities both large and small across private and public sectors, include productivity services targeted for businesses. Examples of services include: Advanced eDiscovery with Predictive Coding and Text Analytics, which simplifies the eDiscovery process across email and document repositories; Duplicate Detection & Thread Analysis, which simplifies email review; Predictive Coding, which trains the system to identify relevant email and documents; and Themes and Search, which helps customers quickly map unstructured data.

While the specific productivity services vary between commercial and consumer customers, the key features that support a significant level of integration, interdependence, and interrelation are the same for both. The nature of the subscription is similar with the intent to offer customers a seamless, cross-platform set of applications for developing, maintaining, and accessing documents. Our evaluation approach, key fact patterns, and conclusions are similar for both commercial and consumer O365 subscriptions.

Consideration of upgrades and technical support

O365 includes unspecified software updates and upgrades provided on a continuous basis and technical support over the contract period. The continuous updates to the software enable increased integration with existing and new cloud services to unlock additional functionality and experiences. The continuous nature of these updates is different than software updates provided to customers purchasing the on-premises Office desktop applications. We have concluded the upgrades and support have the same pattern of transfer as the combined solution with revenue recognized ratably over the contract period. This is consistent with BC116 of ASU 2014-09 which states, “an entity is not precluded from accounting for the goods or services as if they were a single performance obligation if the outcome is the same as accounting for the goods and services as individual performance obligations.”

Revenue recognized over time – method used and reasons why it depicts the transfer of services

We considered the nature of the combined desktop applications and cloud services performance obligation to determine if the obligation is satisfied at a point in time or over time. The intent of combining desktop applications and cloud services with O365 is to provide the customer with continuous access to applications and continuous updates over the contract period, which is consistent with the marketing of O365. Customers that do not value the integration with cloud services that comes with O365 typically purchase the on-premises Office desktop applications. Therefore, it is likely that customers purchasing O365 do so because of the integration and additional functionality that is enabled with the combined desktop applications and cloud services and the value that they receive continuously over the contract period. ASC 606 contains examples of licenses that are not dominant components. Specifically, ASC 606-10-55-56 provides the following example of licenses that are not distinct from other goods and services promised in a contract: “[a] license that the customer can benefit from only in conjunction with a related service (such as an online service provided by the entity that enables, by granting a license, the customer to access content).”

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 www.microsoft.com

In addition, ASC 606-10-55-57 states that “when a single performance obligation includes a license (or licenses) of intellectual property and one or more other goods or services, the entity considers the nature of the combined good or service for which the customer has contracted (…) in determining whether that combined good or service is satisfied over time or at a point in time in accordance with paragraphs 606-10-25-23 through 25-30 and, if over time, in selecting an appropriate method for measuring progress in accordance with paragraphs 606-10-25-31 through 25-37.” We determined that customers derive economic benefit from O365 as an integrated offering over time, consistent with the delivery of the cloud services over time.

We determined that revenue from O365 should be recognized ratably over the contract period as the customer simultaneously receives and consumes the benefits provided by the cloud services. As indicated in ASC 606-10-55-17 and 606-10-55-20, in reference to time-elapsed methods, “customers receive value evenly throughout the subscription period as they have access to the same cloud-based solution every day (output method), and/or the company’s efforts or inputs are expended evenly throughout the performance period (input method)”.

Additionally, unspecified software upgrades, technical support, and other services are also continuously provided throughout the contract period with revenue recognized ratably over the contract period.

We will update our significant judgment disclosure to reflect the timing of revenue recognition consistent with ASC 606-10-50-12 and 606-10-50-18, which is included in our response to Question 3.

3.

We note your statement within your significant judgments disclosure that certain cloud services are accounted for together with the software license. Please tell us the cloud services, other than Office 365, to which this statement refers. In addition, please provide us with a specific and comprehensive analysis of how you determined these items are not distinct. Reference ASC 606-10-25-19 through 25-21 and 606-10-50-12.

Response:

We account for the majority of our licenses for on-premises software as distinct from cloud services, software updates, and technical support, with revenue recognized at the point in time when control transfers.

Our statement within our significant judgments disclosure that certain cloud services are accounted for together with the software license relates primarily to O365. We currently have two other cloud services, Power BI Premium and Visio Professional for O365, that include licenses for on-premises software for desktop applications and depend on a significant level of integration, interdependency, and interrelation between the desktop applications and cloud services. The fact pattern, evaluation framework, and accounting conclusion are similar to O365. Revenue related to these two cloud services are not material to our reported revenue, and are not expected to be material in future periods.

We will update our significant judgments disclosure in future filings to indicate the statement specifically relates to O365 as the statement is not intended to convey a broader determination across our cloud service offerings. The revised disclosure will be substantially similar to the language set forth below:

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 www.microsoft.com

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. When a cloud-based service includes both on-premises software and cloud services, judgment is required to determine whether the software license is considered distinct and accounted for separately, or not distinct and accounted for together with the cloud service and recognized over time. Certain cloud services, primarily Office 365, depend on a significant level of integration, interdependency, and interrelation between the desktop applications and cloud services, and are accounted for together as one performance obligation. Revenue from Office 365 is recognized ratably over the period in which the cloud services are provided.

Management acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (425) 704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/s/ FRANK H. BROD

Frank H. Brod

Corporate Vice President, Finance and Administration

and Chief Accounting Officer

cc:	Amy Hood, Chief Financial Officer
John Seethoff, Vice President and Deputy General Counsel
Brad Smith, President and Chief Legal Officer
Alice Jolla, General Manager – Corporate Accounting